Zaxis International Inc.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549

Attention: Sondra Snyder, Staff Accountant
Re: Zaxis International Inc.
Item 4.01 Form 8-K
Filed on September 4, 2014
Commission File No. 000-15746

Dear Mrs. Snyder:
This letter is in response to the staff's comment letter dated September 9, 2014 regarding the above-referenced filing. Please note that we have filed the Form 8-K and have included revised disclosure under Item 4.01 to address the staff's comment letter.

Comment 1. Please amend your Form 8-K to disclose, if true, that the audit reports of McConnell & Jones, LLP (McConnell & Jones) for each of the last two fiscal years ended December 31, 2013 and 2012 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports contained explanatory paragraphs in respect to uncertainty as to your ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K and Question 111.05 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response 1. We have revised the second paragraph under section (a) "Resignation of Independent Registered Public Accounting Firm Previously Engaged as Principal Accountant" to conform with the Item 304(a)(1)(ii) of Regulation S-K.

Comment 2. Please revise your disclosure to state whether the decision to change accountants was recommended or approved by your audit committee or your Board of Directors. Refer to
Item 304(a)(1)(iii) of Regulation S-K.
Response 2. We have revised our disclosure to state that the board of directors recommended and approved the decision to change accountants.

Comment 3. Please amend your Form 8-K to disclose whether during the two most recent fiscal years ended December 31, 2013 and 2012 and any subsequent interim period through September 1, 2014, the date of M&K CPAS, PLLC's (M&K) engagement, you consulted with M&K regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by M&K, in either case where written or oral advice provided by M&K would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors, McConnell & Jones, LLP (McConnell & Jones), or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.
Response 3. We have revised and amended our disclosure under section (b) "Engagement of New Independent Registered Public Accounting Firm as Principal Accountant" as follows:
During the two most recent fiscal years ended December 31, 2013 and 2012 and any subsequent interim period through September 1, 2014, the date of M&K CPAS, PLLC's engagement, neither the Company nor anyone on its behalf consulted with M&K regarding (i) the application of accounting principles to a specified transaction, either completed or proposed (ii) the type of audit opinion that might be rendered on our financial statements by M&K, nor did M&K provide written or oral advice provided that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a "disagreement" or "reportable event" between the Company and our former auditors, McConnell & Jones, LLP, as such terms are described in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Comment 4. Please file an updated Exhibit 16 letter from McConnell & Jones with your amended Form 8-K.
Response 4. We have attached as Exhibit 16 an updated letter from McConnell & Jones.

In addition, on behalf of Zaxis International Inc. (the "Company"), I acknowledge that:

? The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;
? Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and
? The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ivo Heiden, CEO